

June 21, 2007

Room 7010

Takashi Miyoshi
Executive Vice President, Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re:** **Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-08320**

Dear Mr. Miyoshi:

We have reviewed your response letter dated June 12, 2007 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comment 6 from our letter of May 10, 2007 and the statement that "if a product is subject to the EAR on the Commerce Control List, the transaction is given heightened scrutiny regarding the identity of the customer, and the uses and final destination of the product." Please briefly describe any CCL and dual-use products that you have delivered into T-5 countries, identifying the nature of the products and the countries to which they were exported or re-exported. Please expand your qualitative materiality analysis to take into account any such sales of CCL and dual-use items to countries that the U.S. State Department has identified as a state sponsor of terrorism.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief